PEARLMAN LAW GROUP LLP

Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210

Boca Raton, Florida 33431-7307

Telephone	Facsimile
(561) 362-9595	(561) 362-9612

May 12, 2017

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Worthy Peer Capital, Inc.

Draft Offering Statement on Form 1-A Submitted March 13, 2017

CIK No. 0001699834

Ladies and Gentlemen:

Receipt is acknowledged of your comment letter dated April 6, 2017, to the draft offering statement submitted by Worthy Peer Capital, Inc. (the “Company” or “Issuer”), dated March 13, 2017.

We are hereby submitting an amendment to the draft offering statement. Our responses are set forth below and respond numerically to the items in your comment letter.

General

Comment 1.

Please provide a detailed analysis of why your company does not meet the definition of investment company under sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940.  With respect to section 3(a)(1)(C) of the 1940 Act, your response should provide a detailed analysis of your anticipated composition of assets and how you intend to value those assets for purposes of the 40% test in section 3(a)(1)(C) of the 1940 Act.  We note that you disclose on page 3 of the Offering Circular and elsewhere that you “intend to use the proceeds from this offering to fund loans…” and imply that Worthy Peer Capital, Inc.’s assets will consist of assets that may be considered investment securities as defined by section 3(a)(2) of the 1940 Act.

United States Securities and Exchange Commission

May 12, 2017

Response:

We do not believe that the Company’s business plan meets the definition of an investment company as defined in the Investment Company Act of 1940 (the “Act”). As further described in the draft offering statement, the Company intends to use the net proceeds of this offering as follows:

(a)

The Company intends to purchase whole loans from crowd funding platforms which loans are exempt under the Investment Company Act of 1940 pursuant to Section 3(c)(5)(A) and 3(c)(5)(B) of the Act. These loans will include small business loans, student loans, auto loans, and personal loans.

(b)

The Company also intends to make direct loans to asset based borrowers, which will be secured by inventory and other corporate assets.

(c)

For purposes of the 40% test, assets will be valued based upon the principal amount of the loans less any reserves for impaired loans.

(d)

Non-qualifying loans will be kept to a minimum.

Form 1-A, Part 1, Item 4

Comment 2.

Please revise the “Number of securities offered” to 2,500,000 and revise the “Price per security” to indicate $10.00 as is disclosed in the Offering Circular.

Response:

Revisions have been made to the “number of securities offered” and “price per security”.

Preliminary Offering Circular Cover Page

Comment 3.

Please add a cross-reference to the section where the disclosure required by Item 14 of Part II of Form 1-A is provided.  Please refer to Item 1(d) of Part II of Form 1-A for guidance.

Response:

We believe that the text contains the requisite cross reference.

Comment 4.

Please revise your tabular disclosure to disclose the total number of securities issued, the price per share and total amount of proceeds to be issued pursuant to this offering.  In addition, please add the closing date of the offering, if any, as well as any minimum purchase amounts and whether the funds received will be placed in escrow.  Finally, please add a note to the table disclosing that all offering expenses to be borne by the issuer.  Please refer to Item 1(e) of Part II of Form 1-A for guidance.

United States Securities and Exchange Commission

May 12, 2017

Response:

Revisions have been made responsive to your comments.

Comment 5.

Please revise to delete the current preliminary offering legend at the top of the cover page and use instead the Preliminary Offering disclosure now located immediately above the Table on the cover page.  In addition, the disclosures under “Important Information to Investors on page I should be moved to the cover page.

Response:

Revisions have been made responsive to your comments.

Offering Circular Summary

Business Overview, page 1

Comment 6.

Please disclose that your auditor has raised substantial doubt about the Company’s ability to continue as a going concern.  In addition, please add a risk factor discussing the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Response:

A risk factor has been added together with disclosure on the cover page.

Worthy Peer Capital Website, page 1

Comment 7.

You disclose on page 1 and elsewhere that “[i]n connection with the sale of the Worthy Notes and the proceeds thereof, we may utilize the services of a registered investment advisor, including Peerbackers Advisory LLC, a wholly owned subsidiary of WFI.” Please supplementally explain the nature, purpose, and extent of Worthy Peer Capital, Inc.’s relationship, or anticipated relationship, with any investment advisor including the terms of any compensation arrangements between the entities and/or their employees.

Response:

Reference to Peerbacker Advisory LLC or any other investment advisor has been deleted.

Our Company, page 2

Comment 8.

Please revise to disclose the amount of assets and equity for the company and its parent at December 31, 2016 as well as any revenues earned during 2016. In addition, provide the name of the parent company and similar information.

Response:

Disclosure of assets and equity has been disclosed for the Company and its parent.

United States Securities and Exchange Commission

May 12, 2017

Risk Factors

Competition for employees is intense,…[ .] ,  page  4

Comment 9.

Please revise to disclose that you have zero full time employees.

Response:

Disclosure has been made to show that there are no full time employees.

Use of Proceeds, page 9

Comment 10.

Please revise to explain (i) the use to which you intend to put the remaining 3% of unallocated net proceeds generated by this offering and (ii) whether you intend to use any of the proceeds to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries. In addition, disclose how the proceeds will be invested prior to their being lent or otherwise used.

Response:

Revisions have been made in response to your comment.

Business

Background, page 10

Comment 11.

Please revise the first sentence in the third paragraph to clarify that the millennial demographic cohort, whom you term a “targeted community,” presents an aspirational opportunity out of which you seek to recruit members and not as an already recruited pool of 74,000,000 members. In addition, provide a citation for the number used or indicate it is management’s belief.

Response:

Revision has been made in response to your comment.

Our Business, page 11

Comment 12.

We note your disclosure regarding the business model upon which you seek to generate revenue.  Please expand and/or revise your disclosure to clarify:

•

the different types of loans you may make with the proceeds of this offering;

•

the fee structure established with Worth Financial, Inc. pursuant to which they will share referral fees with you; and

•

the nature of the fees you seek to earn from the loans you make to peer-to-peer lenders

United States Securities and Exchange Commission

May 12, 2017

Response:

We have expanded and revised our disclosure regarding the business model in response to your comment.

Portfolio Information, page 11

Comment 13.

Please revise to provide greater disclosure about the Peer Portfolio, including the types and expected amounts of fees you will generate from your ancillary services by agreement with Worthy Financial, Inc.

Response:

In response to your comment we have provided that it is impossible to project expected amount of fees.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 12

Liquidity and Capital Resources, page 12

Comment 14.

Please revise to explain your disclosure indicating that “funding has been provided by our parent,” that you expect “additional funding will be provided by our parent;” and “it is the intention of [Worthy Financial Inc.] to raise funding for [your] working capital.”  In addition, please explain whether the funding to which you refer is made pursuant to an agreement and, if so, either attach it to this filing pursuant to Item 17(6) of Part III of Form 1-A or provide us your analysis as to why you believe you need not do so.

Response:

Revisions have been made in response to your comment. It is not believed that a written agreement is necessary because of the commonality of the individuals as shareholders of the parent and officers and directors of the subsidiary.

Plan of Operations, page 12

Comment 15.

We note that you have not yet received revenue from operations since your inception prior to the filing of this offering statement.  Please revise your disclosure to include your plan of operation for the 12 months following the commencement of the proposed offering.  Please refer to Item 9(c) of Part II of Form 1-A for guidance.

Response:

We have expanded the section entitled “Plan of Operations”.

Compensation of Directors and Executive Officers, page 14

Comment 16.

Please briefly describe any proposed compensation to be made to your executives and directors.  Please refer to Item 11(d) of Part II of Form 1-A for guidance.

United States Securities and Exchange Commission

May 12, 2017

Response:

We have made revisions in response to your comments.

Security Ownership of Management and Certain Security Holders, page 15

Comment 17.

Please revise the tabular disclosure to clearly list the interest each executive officer, and any other security holder owning at least 10% of any class of your voting securities, holds in the company.  For example, we note on page 3 of the offering circular that you disclose that you are wholly-owned by Worthy Financial, Inc.  However, your tabular disclosure here indicates that the Randolph A. and Jeanette Pohlman Living Trust owns 10.20% of the company.  Further, we note that the ownership percentages of the three executive officers as presented equals 908,750 shares whereas your disclosure in the penultimate row indicates that this ownership equals 848,750 shares.  In addition, please explain the relationship between your company and the Randolph A. and Jeanette Pohlman Living Trust.  Please refer to Item 12 of Part II of Form 1-A for guidance.

Response:

In response to your comment we have added text to show that the Company’s common stock is owned 100% by WFI. Further, the table shows the ownership of WFI common stock. As to the Pohlman Living Trust, the Trust is a shareholder in WFI.

The Worthy Peer Capital Website, page 16

Comment 18.

Noting that transfer of the notes is prohibited without the company’s consent, add a risk factor to this effect and describe here the process to transfer and the method the company will use to determine if transfer is allowed.

Response:

We have provided that the Notes are not transferable except of course by the laws of descent. A risk factor has been added.

Comment 19.

Please revise to delete the term “among other things” and include all material terms and conditions.

Response:

We have deleted “among other things”. All material terms and conditions are included.

Securities Being Offered, page 18

Comment 20.

Please revise to include the terms under “Callable” include the price(s) to be paid. In addition, add disclosure on redemption to disclose how notes will be redeemed at maturity and how notice will be made. Also discuss if rollovers will be allowed and how notice and terms will be provided. Finally, include disclosure required by Item 14(b)(2) of Form 1-A.

United States Securities and Exchange Commission

May 12, 2017

Response:

In response to your comment we have revised the text and made the disclosure required by Item 14(b)(2).

Legal Matters, page 20

Comment 21.

We note on page 20 of the offering circular that your legal counsel, The Pearlman Law Group LLP, indirectly owns 25,000 shares of your stock.  Please add a section to your offering circular entitled “Interest of Management and Others in Certain Transactions” and briefly describe the basis of this ownership as well as the monetary value of their shareholdings.  Please refer to Item 13(b) of Part II of Form 1-A for guidance.

Response:

A section “Interest of Management and Others in Certain Transactions” has been added.

Part III –  Exhibits

Comment 22.

Please file a form of the subscription agreement that you intend to use for your offering. In this regard, we note your disclosure in the third bullet under the “Establishing an Account” heading on page 16.  Please refer to Item 17 of Part III of Form 1-A for guidance.

Response:

To be filed by amendment.

Comment 23.

Please file an exhibit to include a description of the rights of holders of the notes and testing the waters materials.  Please refer to Part III, Item 17, sections 3 and 13 of Form 1-A for guidance.

Response:

Description of rights to be filed by amendment. There are no testing the waters materials.

United States Securities and Exchange Commission

May 12, 2017

On behalf of the Company, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

/s/ Charles B. Pearlman

Charles B. Pearlman